Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. T03492-Z93815 2. As a special resolution, subject to approval by the shareholders of the Share Consolidation and conditional upon the effectiveness of the Share Consolidation: (i) to amend and restate the fourth amended and restated memorandum and articles of association of the Company currently in effect (the "Existing M&A") by their deletion in their entirety and the substitution in their place with the fifth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Appendix A (the "Fifth Amended M&A"), to reflect the Share Consolidation, effective upon the Effective Date; and (ii) to authorize the Company's registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Fifth Amended M&A and authorize the board of directors of the Company (the "Board") to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the "Fifth Amended M&A Proposal"). 1. As an ordinary resolution, to approve: (i) a share consolidation of the Company's issued and unissued Class A ordinary shares and Class B ordinary shares at a ratio of one (1)-for-ten (10), whereby every ten (10) Class A ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one (1) Class A ordinary share of a nominal or par value of US$0.001, and every ten (10) Class B ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one (1) Class B ordinary share of a nominal or par value of US$0.001 (the "Share Consolidation"), effective on the date confirmed by The Nasdaq Stock Market LLC ("Nasdaq") or on a date to which Nasdaq has raised no objection (the "Effective Date"); (ii) as a consequence of the Share Consolidation, the authorized share capital of the Company be changed from US$40,000,000 divided into 360,000,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 40,000,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each, to US$40,000,000 divided into 36,000,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each and 4,000,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each; (iii) no fractional shares shall be issued to any shareholder in connection with the Share Consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the Share Consolidation; (iv) any director or officer of the Company be authorized to make all necessary filings with Nasdaq in connection with the Share Consolidation; (v) the Company's registered office provider be authorized and instructed to attend to the necessary filings with the Registrar of Companies in the Cayman Islands (the "Cayman Registrar") as may be required in relation to the Share Consolidation; and (vi) the registered office provider and/or the transfer agent of the Company be authorized and instructed to update the register of members of the Company and/or the shareholder list of the Company to reflect the Share Consolidation (the "Share Consolidation Proposal"). For Against Abstain For Against Abstain ! ! ! YUEDA DIGITAL HOLDING The Board of Directors recommends you vote FOR the following proposals: YUEDA DIGITAL HOLDING 7545 IRVINE CENTER DRIVE SUITE 200 IRVINE, CA 92618 Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. ! ! ! VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 12, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on September 12, 2026. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. SCAN TO VIEW MATERIALS & VOTEw

T03493-Z93815 Continued and to be signed on reverse side YUEDA DIGITAL HOLDING Special Meeting of Shareholders September 13, 2026 10:00 P.M., Eastern Time This proxy is solicited on behalf of the Board of Directors The shareholder(s) hereby appoint(s) Qirui Dou, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of YUEDA DIGITAL HOLDING that the shareholder(s) is/are entitled to vote at the Special Meeting of Shareholders to be held at 10:00 P.M., Eastern Time, on September 13, 2026, at Room 7D, Floor 7, No. 1 Danling Street, Haidian District, Beijing 100080, People's Republic of China, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice & Proxy Statement is available at www.proxyvote.com.